Exhibit 99.1

TSX: GPR | NYSE American: GPL

NEWS RELEASE

Great Panther Announces 2021 AGM Results

Vancouver, BC, June 10, 2021 – Great Panther Mining Limited (TSX:GPR; NYSE-A:GPL) (“Great Panther” or the “Company”), a growing gold and silver producer focused on the Americas, reports that all proposed resolutions were passed at its Annual General Meeting (the "Meeting"), held on June 9, 2021, via virtual webcast.

A total of 119,910,686 common shares of the 355,399,779 common shares outstanding were voted, representing 33.74% of the issued and outstanding common shares of Great Panther. Shareholders voted in favour of all items of business before the Meeting, including the election of all directors as follows:

	NUMBER OF SHARES		PERCENTAGE OF VOTES CAST
	FOR	WITHHELD	FOR	WITHHELD
David Garofalo	35,961,242	30,715,292	53.93%	46.07%
Trudy M. Curran	64,370,506	2,306,029	96.54%	3.46%
Joseph Gallucci	64,344,861	2,331,673	96.50%	3.50%
Alan Hair	64,646,566	2,029,968	96.96%	3.04%
Robert Henderson	64,678,075	1,998,459	97.00%	3.00%
John Jennings	64,305,757	2,370,777	96.44%	3.56%
Elise Rees	64,274,383	2,402,151	96.40%	3.60%
Kevin J. Ross	64,235,221	2,441,313	96.34%	3.66%
Dana Williams	64,249,294	2,427,240	96.36%	3.64%

In addition, shareholders voted 94.64% in favour of setting the number of directors at nine and 95.20% in favour of appointing KPMG LLP as auditors.

ABOUT GREAT PANTHER

Great Panther is a growing gold and silver producer focused on the Americas. The Company owns a diversified portfolio of assets in Brazil, Mexico and Peru that includes three operating gold and silver mines, four exploration projects, and an advanced development project. Great Panther is actively exploring large land packages in highly prospective districts and is pursuing acquisition opportunities to complement its existing portfolio. Great Panther trades on the Toronto Stock Exchange trading under the symbol GPR, and on the NYSE American under the symbol GPL.

For more information, please contact:

Fiona Grant Leydier

Vice President, Investor Relations

T : +1 604 638 8956

TF : 1 888 355 1766

E : fgrant@greatpanther.com

W : www.greatpanther.com

1330 - 200 Granville Street | Vancouver, Canada V6C 1S4 | greatpanther.com	2